486,723 SHARES

                 [LOGO OF WASTE INDUSTRIES, INC. APPEARS HERE]

                            WASTE INDUSTRIES, INC.
                                  COMMON STOCK

                               ----------------
     The shareholders of Waste Industries, Inc. ("Waste Industries") listed below (the "Selling Shareholders") are offering and selling 486,723 shares of Waste Industries common stock under this prospectus. Waste Industries will not receive any proceeds from the sale of the shares. However, we will pay substantially all of the expenses of this offering, estimated at approximately $33,000. See "Selling Shareholders."


     Our common stock is traded on the Nasdaq National Market under the symbol "WWIN." On May 28, 1999, the last sale price of our common stock on the Nasdaq National Market was $16.13 per share.


     The Selling Shareholders may offer the shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. See "Plan of Distribution."


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" (PAGE 5).



                               ----------------
     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSEPCTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.



                  THE DATE OF THIS PROSPECTUS IS JUNE 1, 1999.

                             AVAILABLE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at the SEC's web site at "http:/www.sec.gov."


     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     1. Annual Report on Form 10-K for the year ended December 31, 1998.

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     3. Our Proxy Statement dated April 30, 1999 for our Annual Meeting to be held on May 26, 1999.

     4. The description of our Common Stock contained in our registration statement pursuant to Section 12 of the Exchange Act, as amended from time to time.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


                                 Trish Mueller
                              Investor Relations
                            Waste Industries, Inc.
                              3949 Browning Place
                         Raleigh, North Carolina 27609
                                (919) 782-0095


     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  OUR COMPANY

     Waste Industries is a regional, integrated provider of solid waste services. We operate primarily in North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida, providing solid waste collection, transfer, recycling, processing and disposal services for commercial, industrial, municipal and residential customers. We operate 22 transfer stations, over 100 county convenience drop-off centers, seven recycling facilities and four landfills through our 40 branches in the Southeastern U. S. We had revenues of $171.3 million and operating income of $20.1 million in the year ended December 31, 1998, and revenues of $129.2 million and operating income of $13.3 million in the year ended December 31, 1997. We believe that the $42.1 million, or 32.6%, increase in revenues and $6.8 million, or 51.1%, increase in operating income are primarily attributable to our success in executing our growth and operating strategies.


     Our presence in high-growth markets in the Southeastern U.S., including North Carolina, Georgia and Florida, has supported our internal growth. Since 1990, we have acquired 43 solid waste disposal operations. Current levels of population growth and economic development in the Southeastern U.S. and our strong market presence in the region should provide us an opportunity to increase our revenues and market share. As we add customers in existing markets, our density should improve, which we expect will increase our collection efficiencies and profitability.


     Our objective is to build the premier solid waste services company in the Southeastern U.S. Our strategy for achieving our objective includes:


     o generating internal growth by adding customers and services to our existing operations;


     o acquiring solid waste collection companies in existing and new areas of our target market; and


     o increasing operating efficiencies to enhance profitability of existing and acquired operations.


                              RECENT DEVELOPMENTS


     In April 1999, we acquired Old Kings Road Solid Waste, Inc., which operates a landfill and a related solid waste collection business in and around Jacksonville, Florida, for approximately $1.0 million in cash. This acquisition gives us a fourth landfill and expands our operations into northeastern Florida, a new market for us in the Southeastern U.S.


     On April 30, 1999, we also made a tuck-in acquisition for approximately $0.5 million in cash. This tuck-in acquisition further expands our existing operations in and around Atlanta, Georgia.


     On May 1, 1999, we acquired North Mecklenburg Sanitation, Inc., which operates a solid waste collection business in and around Charlotte, North Carolina. The purchase price for this company was approximately $2.0 million in cash and 281,250 unregistered shares of our common stock with registration rights. This transaction expands our operations into the Charlotte area.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements contained in this prospectus discuss our plans and strategies for our business and are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these statements, including:

     o the success or failure of our efforts to implement our business strategy

     o the other factors discussed in the "Risk Factors" section and elsewhere in this prospectus

     We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our common stock, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see the "Risk Factors" section of this prospectus. In light of the risks and uncertainties discussed in "Risk Factors" and elsewhere in this prospectus, events referred to in forward-looking statements in this prospectus might not occur.

                                 RISK FACTORS

     YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS TO AN INVESTMENT IN OUR COMMON STOCK, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO INVEST IN SHARES OF OUR COMMON STOCK.


     IF ANY OF THE FOLLOWING RISKS, OR OTHER RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO NOT BE SIGNIFICANT, DEVELOP INTO ACTUAL EVENTS, THEN OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED. IF THAT HAPPENS, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.


WE MAY BE UNABLE TO MANAGE OUR GROWTH.


     Our goal is to increase the size of our operations both through internal growth and acquisition of other solid waste companies. As we pursue this goal, we may experience periods of rapid growth that could strain our management, as well as our operational, financial and other resources. In order to maintain and manage our growth effectively, we will need to expand our management information systems capabilities and improve our operational and financial systems and controls. As we grow, our staffing requirements will increase significantly. We will need to attract, train, motivate, retain and manage our senior managers, technical professionals and other employees. We might not be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems to the extent, and in the time, required.



WE MAY BE UNABLE TO EXECUTE OUR ACQUISITION GROWTH STRATEGY.


     Our growth strategy envisions that a substantial part of our future growth will come from acquiring solid waste companies and integrating their operations into our existing business. Our success in executing our growth strategy depends, in part, on our ability to identify and acquire desirable acquisition candidates, as well as our ability to successfully integrate the acquired companies' operations into our business. The consolidation of our operations with the operations of companies we acquire, including the integration of systems, procedures, personnel and facilities, the relocation of staff and the achievement of anticipated cost savings, economies of scale and other business efficiencies, presents significant challenges to our management, particularly if several acquisitions occur at the same time. In short, we cannot assure you that:


     o we will be able to identify desirable acquisition candidates;


     o we will be able to acquire any of the identified candidates;


     o we will effectively integrate the companies we acquire and fully realize expected costs savings, economies of scale or business efficiencies; or


     o any acquisitions will be profitable or increase our earnings.


     Additional factors may negatively affect our ability to implement our growth strategy. The recent consolidation and integration activity in our industry, combined with the difficulties, uncertainties and expenses related to developing landfills and transfer stations, has increased competition among companies like ours that are looking to grow by acquiring existing solid waste companies in addition, or as an alternative, to developing new operations of their own. Also, many of the companies we compete against for acquisition candidates are larger, better-known companies with significantly greater capital resources than ours. The intense competition of companies in our industry pursuing the same acquisition candidates may result in fewer acquisition opportunities for us, as well as less advantageous acquisition terms, including higher purchase prices. Higher acquisition costs could increase our capital requirements, or they could force us to reduce the scope of our acquisition growth strategy. Either outcome could have a material adverse effect on our growth prospects, our financial condition and results of operations and the market price of our common stock.



WE MAY BE UNABLE TO FINANCE OUR ACQUISITION GROWTH STRATEGY.


     We anticipate that any future business acquisitions will be financed principally through the issuance of shares of our common stock. The relative attractiveness of our common stock to potential acquisition candidates will thus be a significant factor in our ability to finance our acquisition growth strategy as planned. If acquisition candidates are unwilling to accept shares of our common stock for the sale of their businesses, we might be required to offer more cash to acquisition candidates, and this would require us to draw more on our available cash resources or borrowings under our credit facilities to finance our acquisition growth strategy. To the extent that then available cash or credit resources are insufficient to fund our acquisition requirements, we would need additional equity and/or debt financing to provide the cash needed to effect acquisitions as planned. In addition, once companies have been acquired, ongoing maintenance of those companies, particularly those with landfill operations, might require substantial capital expenditures. Our existing capital resources, together with any additional capital resources that we may be able to raise, if at all, on terms that are satisfactory to us, might not be sufficient to meet the capital requirements of our acquisition growth strategy.



WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY AND MAY BE UNABLE TO COMPETE EFFECTIVELY.


     Our industry is highly competitive and fragmented and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized, have better name recognition or be able to provide services at lower cost than Waste Industries.


     We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These municipal operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.



     In each market in which we own or operate a landfill, we compete for solid waste volume on the basis of disposal or "tipping" fees, geographical location and quality of operations. Our ability to obtain solid waste volume for our landfills may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste.


     We compete for collection accounts primarily on the basis of price and the quality of services. Our competitors might reduce the price of their services in an effort to expand their market share. Also, we derive a substantial portion of our revenues from services provided under municipal contracts. As is generally the case in the industry, these contracts are subject to periodic competitive bidding. Some of our competitors may be able to bid lower than us for these contracts. We might not be able to obtain or retain any of these contracts.


     We face intense competition not only to provide services to customers but also to acquire other businesses within our target market. Some of our competitors have adopted, and others are likely to adopt, a strategy like ours to acquire and consolidate regional and local solid waste businesses. The solid waste industry is constantly changing as a result of rapid consolidation. We expect that increased consolidation in the industry will increase the competitive pressures on our company.


     As a result of all these factors, we may have difficulty competing effectively.


BUSINESSES WE ACQUIRE MAY HAVE UNDISCLOSED LIABILITIES.


     In pursuing our acquisition strategy, our investigations of acquisition candidates might fail to discover certain undisclosed liabilities of the acquisition candidates. If we acquire a business having undisclosed liabilities, as a successor owner, we might be responsible for any of the undisclosed liabilities. We typically try to limit our exposure by getting indemnification from each seller of the acquired companies, and by deferring payment of a portion of the purchase price as security for the indemnification. We might not be able to obtain indemnification, or it might not be enforceable, collectible or sufficient in amount, scope or duration to fully offset any undisclosed liabilities.


OUR OPERATIONS ARE GEOGRAPHICALLY CONCENTRATED.


     Our operations and customers are currently located primarily in North Carolina, South Carolina, Virginia, Tennessee, Mississippi, Alabama, Georgia and Florida, and our internal growth and acquisition strategies target these and other markets in the Southeastern United States. Given our current focus on the Southeastern United States, our results of operations are susceptible to downturns in the general economy of the region, as well as to other factors affecting the region, such as state regulations affecting the solid waste services industry.


SEASONAL CHANGES AND ECONOMIC FLUCTUATIONS MAY ADVERSELY AFFECT OUR BUSINESS AND OPERATIONS.


     Our results of operations tend to vary seasonally, with the first quarter of the year typically generating the least revenues, then higher revenues in the second and third quarter, followed by a decline in the fourth quarter. These seasonal changes reflect the fact that less waste is generated and revenues decrease from project-based and other integrated waste services during the fall and winter months, as well as operating difficulties associated with bad weather in the winter months. Certain operating and other fixed costs stay relatively constant throughout the calendar year, resulting in similar seasonality of operating income.


     Other factors might cause our results of operations to vary seasonally. Our operations may be adversely affected by periods of bad weather at any time during the year which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of our landfill sites and other facilities. In addition, our commercial and industrial collection operations, and our landfills that accept construction and demolition debris, may be adversely affected by periods of economic downturn or declines in the construction industry.

WE MAY INCUR CHARGES RELATED TO CAPITALIZED EXPENDITURES AND ADVANCES.


     Under generally accepted accounting principles, we capitalize certain expenditures and advances relating to acquisitions and landfill development projects. As of March 31, 1999, we had capitalized approximately $1.3 million of these expenditures and advances. We expense indirect acquisition costs, such as executive salaries, general corporate overhead and public affairs and other corporate services, as incurred. We charge against earning any unamortized capitalized expenditures and advances (net of any portion we estimate will be recoverable through sale or otherwise) relating to any operation that is permanently shut down and any pending acquisition or landfill development project that is not expected to be successfully completed. Thus we may incur charges against earnings relating to capitalized expenditures and advances that could materially and adversely affect our business, financial condition and results of operations.


COMPLIANCE WITH ENVIRONMENTAL REGULATION MAY IMPEDE OUR GROWTH OR ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.


     We might need to spend considerable time, effort and capital to keep our facilities in compliance with federal, state and local requirements regulating health, safety, environment, zoning and land use. In addition, some of our waste operations that cross state boundaries could be adversely affected if the federal government, or the state or locality in which these waste operations are located, imposes discriminatory fees on, or otherwise limits or prohibits, the transportation or disposal of solid waste. If environmental laws become more stringent, our environmental capital expenditures and costs for environmental compliance would increase. In addition, due to the possibility of unanticipated events or regulatory developments, the amounts and timing of future environmental expenditures could vary substantially from those we currently anticipate. Because of the nature of our operations, we could be named as a potentially responsible party in connection with the investigation or remediation of environmental conditions. These investigations might have a material adverse effect on our financial condition or results of operations. A significant judgment or fine against our company, or our loss of significant permits or licenses, could have a material adverse effect on our financial condition, results of operations or prospects.


     Citizens' groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities. Responding to any challenges presented by those citizens' groups may further increase our costs and extend the time associated with establishing new facilities and expanding existing facilities.


     State and local governments, as well as citizens' groups, are increasingly demanding alternatives to landfill disposal, such as recycling and composting. In some of our markets, incineration is an alternative to landfill disposal. State and local governments are increasingly mandating recycling and waste reduction at the source, and prohibiting the disposal of certain types of waste, such as yard waste, at landfills. These initiatives might result in reduced waste volume in some of our markets. In addition, several states in our market, including North Carolina, South Carolina and Virginia, have adopted plans that set goals for recycling, specifying increasing percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. Meeting them might have a material adverse effect on our business, financial condition and results of operations.

THERE ARE POTENTIAL ENVIRONMENTAL LIABILITY RISKS ASSOCIATED WITH OUR BUSINESS.

     We are liable for any environmental damage that our solid waste facilities and operations cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We might be liable for damage resulting from conditions existing before we acquired these facilities. We might also be liable for off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by us or our predecessors. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.


     Each business that we acquire might have liabilities, including liabilities that arise from prior owners' failure to comply with environmental laws. As a successor owner, we may be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of the businesses we acquire, they might not fully cover these liabilities. Some environmental liabilities, even if we do not expressly assume them, might be imposed on us under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. A successful uninsured claim against us could materially and adversely affect our business and financial results.


WE FACE LIMITATIONS ON LANDFILL PERMITTING AND EXPANSION.

     We currently own and operate four landfills. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary.


     In some areas where we operate, suitable land for new sites or expansion of existing landfill sites may be unavailable. Operating permits for landfills in states where we operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements, and is often resisted by citizen, public interest and other groups. We might not be able to obtain or maintain the permits required to expand, and the permits we get might contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also might affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally would be limited, and we could be required to cap and close that landfill and be forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs would materially and adversely affect our business and financial results.


WE MIGHT HAVE MATERIAL FINANCIAL OBLIGATIONS RELATING TO LANDFILL CLOSURE AND POST-CLOSURE COSTS.

     We currently accrue for landfill closure and post-closure costs based on consumption of landfill airspace. As of December 31, 1998, assuming that all available landfill capacity is used, we expect to expense approximately $1.7 million of landfill closure and post-closure costs over the remaining lives of our landfill facilities. Our reserves for landfill and environmental costs might not be adequate to cover the requirements of existing environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to us.

WE MIGHT BE UNABLE TO OBTAIN PERFORMANCE OR SURETY BONDS, LETTERS OF CREDIT OR INSURANCE AS NEEDED.

     Municipal solid waste services contracts and landfill closure obligations might require us to obtain performance or surety bonds, letters of credit, insurance or other means of financial assurance to secure our performance. Some of our existing solid waste collection and recycling contracts require us to obtain performance bonds, which we have obtained. In the future, if we are unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might not be able to enter into additional municipal solid waste services contracts or obtain or retain landfill operating permits. Any difficulty we encounter in obtaining insurance could also make it more difficult for us to secure future contracts conditioned on our having adequate insurance coverage. Our failure to obtain means of financial assurance or adequate insurance coverage could materially and adversely affect our business and financial results.

WE DEPEND ON KEY PERSONNEL.

     Our success depends on the continued contributions of several key employees and officers. Most of our officers do not have employment agreements and we do not maintain key man life insurance policies on any of our officers. The loss of the services of key employees and officers, whether such loss is through resignation or other causes, or the inability to attract additional qualified personnel, could have a material adverse effect on our financial condition, results of operations and growth prospects.

MANAGEMENT CONTROLS OUR COMPANY.

     As of March 31, 1999, our executive officers and directors as a group beneficially owned 65.0% of our outstanding common stock. As a result, these insiders, acting together, are able to control the election of directors and the outcome of other matters submitted to shareholder vote.

POTENTIAL YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT OUR BUSINESS.

     We use computer software and related technologies throughout our business that are likely to be affected by the date change in the year 2000. We might not discover and remediate all potential problems with our systems in a timely manner. In addition, computer software and related technologies used by our customers, service providers, vendors and suppliers are likely to be affected by the year 2000 date change. Failure of any of these parties to properly process dates for the year 2000 and thereafter could result in unanticipated expenses and delays to us, including delays in the payment by our customers for services provided and delays in our ability to conduct normal banking operations.

WE COULD ISSUE PREFERRED STOCK AND TAKE OTHER ACTIONS THAT MIGHT DISCOURAGE THIRD PARTIES FROM ATTEMPTING TO ACQUIRE OUR COMPANY.

     Our board of directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. The rights of the holders of our common stock will be subject to, and might be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuing preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our company. Also, the preferred stock may have other rights, including economic rights, senior to our common stock, and as a result, issuing preferred stock could have a material adverse effect on the market value of our common stock.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK.

     We intend to retain all earnings for the foreseeable future for funding our business operations. In addition, our credit facilities restrict our ability to declare and pay dividends on our common stock. Consequently, we do not anticipate paying any cash dividends on our common stock to our stockholders for the foreseeable future.

OUR STOCK PRICE MAY BE VOLATILE.

     The price at which our common stock trades depends on a number of factors, including:

     o variations in our annual or quarterly financial results or our competitors' annual or quarterly financial results;

     o changes in research analysts' estimates of our earnings or our competitors' earnings;

     o conditions in the economy in general or our industry in particular;

     o announcements by our company or our competitors;

     o unfavorable publicity; or

     o changes in applicable laws and regulations affecting us or our industry.

     Some of these factors are beyond our control.


     In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations might adversely affect the market price of our common stock. You might not be able to resell our common stock at a price equal to or higher than that at which you received it.

                             SELLING SHAREHOLDERS


     The shares offered under this prospectus are being sold for the account of the Selling Shareholders named in the following table. The table also contains information regarding the Selling Shareholders' beneficial ownership of shares of our common stock as of May 5, 1999, and as adjusted to give effect to the sale of the shares.


                                               BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                PRIOR TO OFFERING                          AFTER OFFERING
                                             ------------------------                  -----------------------
                                                                           NUMBER
                                                NUMBER       PERCENT      OF SHARES       NUMBER      PERCENT
NAME                                          OF SHARES     OF CLASS     TO BE SOLD     OF SHARES     OF CLASS
------------------------------------------   -----------   ----------   ------------   -----------   ---------
Liberty Waste Services, LLC ..............     183,000         1.32%      183,000             --           --
James. M. Williamson .....................     200,953         1.45%      200,953             --           --
Dwane J. Williamson ......................      80,296            *        80,296             --           --
Greater Atlanta Sanitation, Inc. .........      22,474            *        22,474             --           --

--------
* Less than one percent.


     Waste Industries has entered into a relationship with Liberty Waste Services, LLC ("Liberty") to jointly develop landfill-based waste disposal operations in Tennessee, Kentucky and northern Mississippi over the next two years. As part of our relationship with Liberty, we sold 183,000 shares of our unregistered common stock to Liberty for $3.25 million. The price per share was equal to closing price of our common stock on the Nasdaq National Market on the day prior to the sale. When we sold the shares to Liberty, we granted Liberty certain rights with respect to the registration for resale of those shares under the Securities Act, and the shares are being registered under this prospectus in accordance with those rights. Also in accordance with those rights, we will pay substantially all of the expenses of this offering.


     We issued an aggregate of 281,250 shares of our unregistered common stock to James M. Williamson and Dwane J. Williamson on May 1, 1999, in connection with our acquisition of North Mecklenburg Sanitation, Inc. We agreed to register those shares and to pay substantially all of the expenses of offering them under this prospectus.


     We issued 22,474 shares of our unregistered common stock to Greater Atlanta Sanitation, Inc. on August 28, 1998, in connection with our acquisition of certain assets held by the company. We agreed to register those shares and to pay substantially all of the expenses of offering them under this prospectus.

                             PLAN OF DISTRIBUTION


     The Selling Shareholders may offer the shares at various times in one or more of the following transactions:

     o on the Nasdaq National Market;

     o in the over-the-counter market;

     o in transactions other than market transactions;

     o in connection with short sales of Waste Industries shares;

     o by pledge to secure debts or other obligations;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     o in a combination of any of the above.

     The Selling Shareholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

     The Selling Shareholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the Selling Shareholders, or they will receive commissions from purchasers of shares for whom they have acted as agents.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. As of the date hereof, partners in that firm beneficially own 4,425 shares of Company Common Stock.

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NO ONE (INCLUDING ANY SALESMAN OR BROKER) IS AUTHORIZED TO PROVIDE ORAL OR
WRITTEN INFORMATION ABOUT THIS OFFERING THAT IS NOT INCLUDED IN THIS
PROSPECTUS.

                       --------------------------------
                               TABLE OF CONTENTS

                                            PAGE
                                           -----
Available Information                        2
Our Company                                  3
Special Note Regarding Forward-Looking       4
   Statements
Risk Factors                                 5
Selling Shareholders                        12
Plan of Distribution                        13
Legal Matters                               13


                       --------------------------------

                                486,723 SHARES


                 [LOGO OF WASTE INDUSTRIES, INC. APPEARS HERE]


                            WASTE INDUSTRIES, INC.


                                 COMMON STOCK


                          --------------------------
                                   PROSPECTUS
                          --------------------------


                                  June 1, 1999


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